UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company






Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 104,485,808 shares, representing 13.00% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.



                                Schedule
                               PEARSON PLC

                                Outstanding Shares                 803,989,183

Registered Holder                   No.of Shares                   % of class
Bank of Now York, London               8,060,271                      1.0025%
Bank of New York, Europe                  10,893                      0.0013%
CEDE                                          80                      0.0000%
Citibank Nominees Ltd.                   975,118                      0.1213%
Clydesdale Bank PLC                      862,210                      0.1072%
Euroclear Bank SA                         38,254                      0.0048%
HSBC Bank PLC                            883,625                      0.1099%
JP Morgan/Chase Bank                  74,143,237                      9.2219%
Mellon Trust                           4,456,835                      0.5543%
Marrill Lynch                          1,413,256                      0.1758%
Northern Trust Company                 2,270,585                      0.2824%
Royal Trust Corp of Canada             3,674,810                      0.4571%
State Street Nominees Limited          7,696,834                      0.9573%
TOTAL                                104,485,808                       13.00%




 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 October, 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary